UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. n/a)*

Naked Brand Group Limited
(Name of Issuer)

Ordinary Shares, no par value
(Title of Class of Securities)

Q6519T109
(CUSIP Number)

March 27, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

a.	☐ Rule 13d-1(b)
b.	☒ Rule 13d-1(c)
c.	☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Q6519T109

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Acuitas Capital LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☐
3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power	0
	6. Shared Voting Power	2,934,455 Ordinary Shares 6,869,467 Ordinary Shares issuable upon exercise of the Pre-Funded Warrant (See Item 4)* 9,803,922 Ordinary Shares issuable upon exercise of the Warrant (See Item 4)*
	7. Sole Dispositive Power	0

	8. Shared Dispositive Power	2,934,455 Ordinary Shares 6,869,467 Ordinary Shares issuable upon exercise of the Pre-Funded Warrant (See Item 4)* 9,803,922 Ordinary Shares issuable upon exercise of the Warrant (See Item 4)*

9.

Aggregate Amount Beneficially Owned by Each Reporting Person

2,934,455 Ordinary Shares

6,869,467 Ordinary Shares issuable upon exercise of the Pre-Funded Warrant (See Item 4)*

9,803,922 Ordinary Shares issuable upon exercise of the Warrant (See Item 4)*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.9% (See Item 4)*

12.	Type of Reporting Person (See Instructions)

OO

*	As more fully described in Item 4, the Pre-Funded Warrant and the Warrant are each subject to a 9.99% blocker, and the percentage set forth in row (11) gives effect to such blockers. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of ordinary shares of the issuer that would be issuable upon full exercise of the Pre-Funded Warrants and the Warrants and do not give effect to such blockers. Therefore, the actual number of ordinary shares of the issuer beneficially owned by such Reporting Person, after giving effect to such blockers, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No.	Q6519T109

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Acuitas Group Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☐
3.	SEC Use Only

4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power	0
	6. Shared Voting Power	2,934,455 Ordinary Shares 6,869,467 Ordinary Shares issuable upon exercise of the Pre-funded Warrant (See Item 4)* 9,803,922 Ordinary Shares issuable upon exercise of the Warrant (See Item 4)*
	7. Sole Dispositive Power	0

	8. Shared Dispositive Power	2,934,455 Ordinary Shares 6,869,467 Ordinary Shares issuable upon exercise of the Pre-Funded Warrant (See Item 4)* 9,803,922 Ordinary Shares issuable upon exercise of the Warrant (See Item 4)*

9.

Aggregate Amount Beneficially Owned by Each Reporting Person

2,934,455 Ordinary Shares

6,869,467 Ordinary Shares issuable upon exercise of the Pre-Funded Warrant (See Item 4)*

9,803,922 Ordinary Shares issuable upon exercise of the Warrant (See Item 4)*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.9% (See Item 4)*

12.	Type of Reporting Person (See Instructions)

HC

*	As more fully described in Item 4, the Pre-Funded Warrant and the Warrant are each subject to a 9.99% blocker, and the percentage set forth in row (11) gives effect to such blockers. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of ordinary shares of the issuer that would be issuable upon full exercise of the Pre-Funded Warrants and the Warrants and do not give effect to such blockers. Therefore, the actual number of ordinary shares of the issuer beneficially owned by such Reporting Person, after giving effect to such blockers, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No.	Q6519T109

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Terren S. Peizer
2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☐
3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power	0
	6. Shared Voting Power	2,934,455 Ordinary Shares 6,869,467 Ordinary Shares issuable upon exercise of the Pre-Funded Warrant (See Item 4)* 9,803,922 Ordinary Shares issuable upon exercise of the Warrant (See Item 4)*
	7. Sole Dispositive Power	0

	8. Shared Dispositive Power	2,934,455 Ordinary Shares 6,869,467 Ordinary Shares issuable upon exercise of the Pre-Funded Warrant (See Item 4)* 9,803,922 Ordinary Shares issuable upon exercise of the Warrant (See Item 4)*

9.

Aggregate Amount Beneficially Owned by Each Reporting Person

2,934,455 Ordinary Shares

6,869,467 Ordinary Shares issuable upon exercise of the Pre-funded Warrant (See Item 4)*

9,803,922 Ordinary Shares issuable upon exercise of the Warrant (See Item 4)*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.9% (See Item 4)*

12.	Type of Reporting Person (See Instructions)

IN

*	As more fully described in Item 4, the Pre-Funded Warrant and the Warrant are each subject to a 9.99% blocker, and the percentage set forth in row (11) gives effect to such blockers. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of ordinary shares of the issuer that would be issuable upon full exercise of the Pre-Funded Warrants and the Warrants and do not give effect to such blockers. Therefore, the actual number of ordinary shares of the issuer beneficially owned by such Reporting Person, after giving effect to such blockers, is less than the number of securities reported in rows (6), (8) and (9).

Item 1(a). Name of Issuer:

Naked Brand Group Limited (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices:

c/o Bendon Limited

Building 7C, Huntley Street

Alexandria

NSW 2015, Australia

Item 2(a). Name of Person Filing:

Acuitas Capital LLC

Acuitas Group Holdings, LLC

Terren S. Peizer

Item 2(b). Address of Principal Business Offices or, if none, Residence:

Acuitas Capital LLC

11601 Wilshire Blvd Suite 1100

Los Angeles, CA 90025

Acuitas Group Holdings, LLC

11601 Wilshire Blvd Suite 1100

Los Angeles, CA 90025

Terren S. Peizer

c/o Acuitas Capital LLC

11601 Wilshire Blvd Suite 1100

Los Angeles, CA 90025

Item 2(c). Citizenship:

This Schedule 13G is being filed on behalf of (i) Acuitas Capital LLC, a Delaware limited liability company (“Acuitas Capital”), (ii) Acuitas Group Holdings, LLC, a California limited liability company (“Acuitas Group Holdings”), and (iii) Terren S. Peizer, an individual who is a citizen of the United States of America (“Mr. Peizer,” together with Acuitas Capital and Acuitas Group Holdings, the “Reporting Persons”).

Acuitas Group Holdings holds all of the membership interests of Acuitas Capital, and Mr. Peizer holds all of the membership interests of Acuitas Capital. Voting and dispositive power with respect to the ordinary shares of the Issuer held by Acuitas Capital is exercised by Mr. Peizer, the sole member of Acuitas Group Holdings. Mr. Peizer and Acuitas Group Holdings disclaim beneficial ownership with respect to the shares held by Acuitas Capital.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

The principal business office of each of Acuitas Capital, Acuitas Group Holdings and Mr. Peizer is 11601 Wilshire Blvd, Suite 1100, Los Angeles, CA 90025.

Item 2(d). Title of Class of Securities:

Ordinary Shares, without par value

Item 2(e). CUSIP Number:

Q6519T109

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a), (b), and (c):

The information required by Items 4(a) – (c), as of immediately following the closing of the investment on March 27, 2019, pursuant to the Securities Purchase Agreement between Acuitas Capital and the Issuer dated March 27, 2019 (the “Purchase Agreement”), is set forth in Rows 5 – 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference. The percentage set forth in Row 11 of the cover page for each Reporting Person is based on 52,834,042 ordinary shares of the Issuer issued and outstanding as of April 3, 2019 (as reported on the Issuer’s registration statement filing on Form F-1 filed on April 5, 2019), and assumes the exercise of the pre-funded warrant (the “Pre-Funded Warrant”) and the purchased warrant (the “Warrant”), subject to the Blockers (as defined below). The Pre-Funded Warrant and the Warrant were issued pursuant to the Purchase Agreement.

Pursuant to the terms of the Pre-Funded Warrant and the Warrant, each Reporting Person cannot exercise the Pre-Funded Warrant or the Warrant to the extent the Reporting Persons would beneficially own, after any such exercise, more than 9.99% of the outstanding shares of ordinary shares of the Issuer (the “Blockers”), and the percentage set forth in Row 11 of the cover page for each Reporting Person gives effect to the Blockers. Consequently, as of April 5, 2019, each Reporting Person was not able to convert the Pre-Funded Warrant and the Warrant due to the Blockers.

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable

Item 8. Identification and Classification of Members of the Group.

Not applicable

Item 9. Notice of Dissolution of Group.

Not applicable

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 8, 2019

ACUITAS CAPITAL LLC

By:	/s/ Terren S. Peizer
Terren S. Peizer, Authorized Representative

ACUITAS GROUP HOLDINGS, LLC

By:	/s/ Terren S. Peizer
Terren S. Peizer, Managing Member

/s/ Terren S. Peizer
Terren S. Peizer

Exhibit 1

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: April 8, 2019

ACUITAS CAPITAL LLC

By:	/s/ Terren S. Peizer
Terren S. Peizer, Authorized Representative

ACUITAS GROUP HOLDINGS, LLC

By:	/s/ Terren S. Peizer
Terren S. Peizer, Managing Member

/s/ Terren S. Peizer
Terren S. Peizer